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                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING



SEC File Number: 0-21079                          CUSIP Number:  715072104



       [_]  Form 10-K and Form 10-KSB    [_] Form 20-F    [_] Form 11-K
              [ X ] Form 10-Q  and  Form 10-QSB    [_] Form N-SAR


     For the Period Ended:     December 31, 1998

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR


     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

     Full Name of Registrant:  Perry's Majestic Beer, Inc.

     Former Name if Applicable:  N/A

     Address of Principal Executive Office (Street and Number): 100 Plaza Drive, 2nd Floor

     City, State and Zip Code:  Secaucus, New Jersey 07094


PART II--RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     On December 7, 1998, Perry's Majestic Beer, Inc. (the "Company") acquired approximately 80% of the capital stock of X-Treem Products Corporation. The Company has had insufficient time to complete financial statements which reflect the integration of the two companies without unreasonable effort and expense.

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PART IV--OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this
notification:   James B. Hovis       (201)               866-1300
                    (Name)         (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s).

          [X]  Yes       [_]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [_]  Yes       [X]   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Perry's Majestic Beer, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 16, 1999                By: /s/ James B. Hovis
                                            ------------------------------
                                            James B. Hovis, President and
                                            Chief Executive Officer

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